Clark Wilson LLP
Barristers & Solicitors
Patent & Trade-mark Agents
Our File No. 29741-0001 / CW3998390.2	800-885 W Georgia Street
Vancouver, BC V6C 3H1
Tel. 604.687.5700
Fax 604.687.6314

March 17, 2011

Argentex Mining Corporation
602-1112 Pender St W
Vancouver BC V6E 2S1

Dear Sirs:

Re:	Argentex Mining Corporation, a Delaware Corporation (“Argentex DW”)
Material Canadian Tax Consequences of Proposed Merger and Continuance

This letter sets forth the opinions you have requested, more fully described below, with respect to certain tax issues arising from the proposed transactions described below.

The opinions expressed in this letter are based on the current provisions of the Income Tax Act (Canada) (the “Act”), the regulations under the Act in force on the date hereof (the “Regulations”), all proposals to amend the Act and Regulations publicly announced by the Minister of Finance of Canada to the date hereof, and our understanding of the current published assessing practices of Canada Revenue Agency (“CRA”). This summary does not otherwise take into account changes in the law, whether by judicial, governmental or legislative action or decision, nor (except where specifically described) does it take into account any provincial, territorial or foreign law, nor any treaty to which Canada or any political subdivision of Canada is a party.

Facts

We understand the material facts to be as follows:

1.	Argentex DW is a widely-held Delaware public corporation.

2.	The head office of Argentex DW is located at 602 – 1112 Pender Street West, Vancouver, British Columbia, Canada, in premises leased by Argentex DW (“the Head Office”).

3.	The assets of Argentex DW include the following:

(a) office equipment, furniture and fixtures located at the Head Office (the “Equipment”);

(b) mineral tenures known as the “Clapperton Property” covering land located in British Columbia, Canada (the “B.C. Claims”)

(c) 100% of the issued and outstanding shares (the “SCRN Shares”) in SCRN Properties Ltd., a Delaware corporation, which owns mineral claims located in Argentina (the “Argentina Claims”);

(d) money which Argentex has raised and which it plans to use for operating or capital expenditures in relation to the Argentina Claims (the “Cash”).

4.	The business of Argentex DW is the exploration and development of mineral properties in Argentina, and the B.C. Claims are not being actively developed.

5.	The authorized share capital of Argentex DW consists of 100,000,000 common shares, of which 56,287,922 are issued (the “Argentex DW Shares”), and 100,000,000 preferred shares, of which none is issued.

6.	Argentex Mining Corporation, a Nevada Corporation (“New Argentex”) is a corporation governed by the laws of the State of Nevada.

7.	The sole issued and outstanding share of the capital stock of New Argentex is owned by Argentex DW.

Proposed Transactions

The following transactions (the “Proposed Transactions”) have been proposed:

1.	Argentex DW will merge into New Argentex pursuant to the laws of the State of Nevada, with New Argentex being designated as the surviving entity.

2.	As a result of the merger of Argentex DW into New Argentex (the “Merger”):

	(a)	Argentex DW will cease to have a separate existence;

	(b)	all of the property of Argentex DW will become property of New Argentex;

	(c)	all of the liabilities of Argentex DW will become liabilities of New Argentex;

	(d)	all of the Argentex DW Shares will be exchanged for or become shares in the common stock of New Argentex (the “New Argentex Shares”); and

	(e)	no shareholder of Argentex DW will receive consideration for the disposition of their Argentex DW Shares on the Merger, other than receiving New Argentex Shares.

3.	Following the Merger, New Argentex will be continued into the Province of British Columbia under the British Columbia Business Corporations Act.

Please advise us of any errors or omissions in the facts or proposed transactions set forth above, as this may affect our analysis.

Requested Opinions

You have asked for our opinions as to:

(a)	the material Canadian federal income tax consequences of the Proposed Transactions to Argentex DW and New Argentex; and

(b)	the material Canadian federal income tax consequences of the Proposed Transactions to shareholders of Argentex DW who are resident in Canada (the “Shareholders”).

Our opinions with respect to consequences to the Shareholders are restricted to the Shareholders who are resident in Canada, to whom shares of Argentex DW constitute “capital property” for the purposes of the Act, and in respect of whom Argentex DW is not a “foreign affiliate” for the purposes of the Act.

This letter provides only the opinions requested of us and does not purport to cover all of the income tax considerations applicable to Argentex DW, New Argentex, or the Shareholders.

Opinions

Based and relying upon the Facts and Proposed Transactions set out above, our opinions are as follows.

A.	The material Canadian federal income tax consequences of the Proposed Transactions to Argentex DW and New Argentex may be summarized as follows:

Merger

1.	As a result of the Merger, Argentex DW as the non-surviving corporation will be considered to have disposed of its assets to New Argentex for proceeds equal to their fair market value.

2.

Argentex DW will be subject to Canadian tax liabilities with respect to any gains realized as a result of the deemed disposition of all of its assets that constitute “taxable Canadian property” for the purposes of the Act.

3.	The B.C. Claims constitute taxable Canadian property of Argentex DW by virtue of being a Canadian resource property.

4.	The SCRN Shares, Equipment and Cash of Argentex DW do not constitute taxable Canadian property of Argentex DW.

5.

Argentex DW will be required to comply with the provisions of section 116 of the Act by applying for a certificate of compliance with respect to certain types of taxable Canadian property owned by it immediately prior to the Merger, including the B.C. Claims.

6.

If the disposition of property by Argentex DW in the course of the Merger is not recognized for the purpose of taxation in the United States, the Merger is a reorganization described in paragraph 8 of Article XIII of the Canada-United States Income Tax Convention and is therefore a transaction in reference to which the competent authority of Canada may enter into an agreement under section 115.1 of the Act for the avoidance of double taxation.

Continuance

7.	As a result of the Continuance, New Argentex will be deemed to have been incorporated in British Columbia from that point onward, and not to have been incorporated elsewhere.

8.

New Argentex will be deemed to have had a taxation year end immediately before the time of the Continuance, and will be deemed to have begun a new tax year at the time of the Continuance. New Argentex will be able to choose a new fiscal year end falling within the 12 months following the date of the Continuance.

9.

As a result of the Continuance, New Argentex will be deemed to have disposed of, and immediately thereafter reacquired, all of its assets at their then fair market value. Gains arising on the deemed disposition of taxable Canadian property of New Argentex, if any, will be subject to tax in Canada. However, if the adjusted cost base of the assets of New Argentex is equal to the fair market value of the assets, due to the assets having been acquired by New Argentex in the course of the Merger shortly prior to the Continuance in a disposition deemed to have taken place at fair market value, then no gain should be realized by New Argentex.

B.	The material Canadian federal income tax consequences of the Proposed Transactions to the Shareholders may be summarized as follows:

Merger

10.

Each Shareholder will be deemed to have disposed of the Shareholder’s Argentex DW Shares for proceeds equal to the adjusted cost base to the Shareholder of all of the Argentex DW Shares held by that Shareholder immediately before the merger. Accordingly, the Shareholder will not realize a capital gain or capital loss on the disposition of their Argentex DW Shares as a result of the Merger.

11.

Each Shareholder will be deemed to have acquired the New Argentex Shares issued to the Shareholder in the course of the Merger at a cost equal to the proceeds of the Argentex DW Shares, as computed in the manner set out above. As a result, the adjusted cost base of each Shareholder’s Argentex DW Shares held immediately prior to the Merger will become the Shareholder’s deemed cost of the Shareholder’s New Argentex Shares received as a result of the Merger.

Continuance

12.

The Continuance will not cause a disposition or deemed disposition of the New Argentex Shares held by any Shareholder, and therefore will not cause the realization of any capital gain or capital loss by the Shareholder in respect of the Shares.

13.	The paid-up capital of the New Argentex Shares may be subject to adjustment upon the Continuance, as follows:

(a)

New Argentex will be deemed to have disposed of all of its assets immediately before the Continuance and to have reacquired them on the Continuance at a cost equal to their fair market value. If the resulting tax cost of New Argentex’s assets, net of New Argentex’s outstanding liabilities at the time of the Continuance (New Argentex’s “Net Tax Cost”) is less than the aggregate paid-up capital of the New Argentex Shares, the paid-up capital of the New Argentex Shares will be reduced to an amount equal the Net Tax Cost.

(b)

If New Argentex’s Net Tax Cost is greater than the aggregate paid-up capital of the New Argentex Shares, New Argentex may elect within 90 days of the Continuance to increase the paid-up capital of the New Argentex shares. If New Argentex makes such an election, New Argentex will be deemed to have paid prior to the Continuance, and the holders of the Mergeo Shares will be deemed to have received pro rata, a dividend in respect of the New Argentex shares.

We have not attempted to nor are we in a position to determine the amount, if any, of the tax liabilities associated with the Proposed Transactions, including without limitation those referred to in our opinions set forth in paragraph 2 under section A above. If you require an estimate of the amount of such liabilities we recommend you engage your external accountants to provide this advice.

Yours truly,

/s/ Clark Wilson LLP